Exhibit (a)(3)


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July 7, 2006



TO:          UNIT HOLDERS OF LIBERTY TAX CREDIT PLUS, L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 3,197.50 Units of limited partnership interest (the "Units") in LIBERTY TAX CREDIT PLUS, L.P. (the "Partnership") at a purchase price equal to:

                                  $125 per Unit
                                  -------------

You may wish to consider our Offer for the following reasons:

o The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in LIBERTY TAX CREDIT PLUS, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

o While the Partnership is selling properties, according to a press release dated October 6, 2005, it "is anticipated to take at least three years for the Partnership to liquidate its entire portfolio." Thus, unless you sell your Units, you will still be a limited partner for approximately three years, at a minimum. If you sell your Units to us, you will no longer have to file a Schedule K-1 with your tax return for this Partnership.

o The tax credits associated with the Partnership have all expired; until last year, no distributions were paid to limited partners, and according to the Partnership "The Partnership does not anticipate providing cash distributions to the [holders of limited partnership interests] other than distributions of sale or refinancing proceeds upon the disposition of Properties." (See Annual Report on Form 10-K for the year ended March 31, 2006).

o The Partnership has stated that it "has not met its investment objective of providing cash distributions from the operations of the Properties." Our Offer will provide you with cash within 3 business days of the transfer of the Units.


After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) August 8, 2006.